Exhibit 3.1

SECOND CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

PLUG POWER INC.

Plug Power Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies as follows:

FIRST:       That the Board of Directors of the Corporation has duly adopted resolutions (i) authorizing the Corporation to execute and file with the Secretary of State of the State of Delaware this Second Certificate of Amendment of Amended and Restated Certificate of Incorporation (this “Second Amendment”) to combine each ten outstanding shares of the Corporation’s common stock, par value $0.01 per share (the “Common Stock”), into one (1) share of Common Stock; and (ii) declaring this Second Amendment to be advisable, submitted to and considered by the stockholders of the Corporation entitled to vote thereon for approval by the affirmative vote of such stockholders in accordance with the terms of the Company’s Amended and Restated Certificate of Incorporation, as amended by the Certificate of Amendment of the Amended and Restated Certificate of Incorporation dated June 21, 2000 (collectively, the “Certificate of Incorporation”)  and Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”) and recommended for approval by the stockholders of the Corporation.

SECOND: That this Second Amendment was duly adopted in accordance with the terms of the Certificate of Incorporation and the provisions of Section 242 of the DGCL by the Board of Directors and stockholders of the Corporation.

THIRD:      That the capital of the Corporation shall not be reduced under or by reason of this Second Amendment.

FOURTH:  That upon the effectiveness of this Second Amendment, the Certificate of Incorporation is hereby amended such that the following paragraph shall be added after the first paragraph of ARTICLE IV of the Certificate of Incorporation:

As of 5:00 p.m. (eastern time) on May 19, 2011 (the “Effective Time), each ten shares of Common Stock issued and outstanding at such time shall be combined into one (1) share of Common Stock (the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain $0.01 per share.  No fractional shares of Common Stock shall be issued and, in lieu thereof, the Corporation's transfer agent shall aggregate all fractional shares and sell them as soon as practicable after the Effective Time at the then prevailing prices on the open market, on behalf of those stockholders who would otherwise be entitled to receive a fractional share. After the transfer agent's completion of such sale, such stockholders shall receive a cash payment from the transfer agent in an amount equal to their respective pro rata shares of the total net proceeds of that sale.  A stockholder who holds shares in certificated form will receive such net proceeds as soon as practicable after the Effective Time and after the stockholder has submitted a transmittal letter and surrendered his or her Old Certificates (as defined below), while a stockholder who holds shares in book-entry form will receive such net proceeds as soon as practicable without need for further action by the stockholder. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.

IN WITNESS WHEREOF, the Corporation has caused this Second Certificate of Amendment of Amended and Restated Certificate of Incorporation to be executed by Andrew Marsh, its President and Chief Executive Officer, this 19th day of May, 2011.

PLUG POWER INC.

By :
Name: Andrew Marsh
Title: President and Chief Executive Officer